UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

TEMPUS APPLIED SOLUTIONS HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88024L100
(CUSIP Number)

Johan Eliasch
71 South Audley Street
London W1K 1JA United Kingdom
Telephone:  44 (0)207 499 7800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 88024L100		Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS Jonah Eliasch
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 77,500,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 77,500,000 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,500,000 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.5% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IN
_______________________
(1)	Shares issuable upon the conversion of the Issuer’s 10% Senior Secured Convertible Note due April 28, 2017 (the “Note”).

(2)
This percentage is calculated based upon 11,064,664 shares outstanding as of March 28, 2017, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2017 and takes account of the shares issuable upon conversion of the Note.

SCHEDULE 13D

CUSIP No. 88024L100		Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS Santiago Business Co. International Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 77,500,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 77,500,000 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,500,000 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.5% (2)
14		TYPE OF REPORTING PERSON (See Instructions) CO
_______________________
(1)	Shares issuable upon the conversion of the Issuer’s 10% Senior Secured Convertible Note due April 28, 2017 (the “Note”).

(2)
This percentage is calculated based upon 11,064,664 shares outstanding as of March 28, 2017, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2017 and takes account of the shares issuable upon conversion of the Note.

Item 1.	Security and Issuer

This Schedule 13D (the “Statement”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Tempus Applied Solutions Holdings, Inc., a corporation organized under the laws of Delaware (the “Issuer”).  The Common Stock is quoted on the OTCQB Marketplace under the symbol “TMPS”.  The Issuer’s principal offices are located at 471 McLaws Circle, Suite A, Williamsburg, Virginia 23185.

On April 28, 2017, Santiago (as defined in Item 2) entered into a Note Purchase Agreement with the Issuer pursuant to which the Issuer issued and sold to Santiago its 10% Senior Secured Convertible Note due April 28, 2017 in an aggregate principal amount of $6,200,000 (the “Note”) and Santiago caused to be transferred to the Issuer certain shares of capital stock of Bluebell Business Limited, a company limited by shares organized and existing under the laws of the British Virgin Islands (“Bluebell”), and, upon receipt of the Note, to cause to be forgiven approximately $700,000 owed by the Issuer in connection with a certain Aircraft Lease Agreement, dated as of February 25, 2016, and certain related matters.

Item 2.	Identity and Background

(a)          This Statement is being filed by Johan Eliasch (“Eliasch”), an individual, and Santiago Business Co. International Ltd., a business company organized under the laws of the British Virgin Islands (“Santiago” and collectively with Eliasch, the “Reporting Perons”).

(b) – (c) Santiago has its administrative offices at c/o Greystone Trust Company, 18 Athol Street, Douglas, Isle of Man IM1 1JA.

Eliasch, a natural person, has a controlling interest in Santiago.

The directors and executive officers of Santiago are set forth on Schedule I, attached hereto.  Schedule I sets forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) – (e) During the last five years, neither the Reporting Persons nor any person named in Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Eliasch is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration

On April 28, 2017, Santiago entered into a Note Purchase Agreement with the Issuer pursuant to which the Issuer issued and sold the Note to Santiago and Santiago caused to be transferred to the Issuer certain shares of capital stock of Bluebell Business Limited and, upon receipt of the Note, to cause to be forgiven approximately $700,000 owed by the Issuer in connection with a certain Aircraft Lease Agreement, dated as of February 25, 2016, and certain related matters.  The Issuer’s obligations under the Note are to be secured by the following collateral: (i)  a pledge by the Issuer of all of the issued and outstanding shares of Bluebell; (ii) a mortgage and security interest to be granted by N198GS Inc. and Bluebell of their respective interests in a specified Gulfstream G-IV aircraft; and (iii) a security interest to be granted by Bluebell in its rights under the trust agreement between Bluebell and N198GS Inc.

The closing of the Note purchase took place on April 28, 2017.

As a result of the transactions described in this Item 3, Santiago and Eliasch may each be deemed to be the beneficial owner of approximately 87.5% of the Issuer’s common stock (assuming conversion in full of the Note and further assuming that no warrants to purchase Common Stock or securities convertible into shares of Common Stock held by parties other than the Reporting Persons are exercised or converted).

Item 4.	Purpose of Transaction

The Reporting Persons have the voting rights, protective provisions and registration rights described in Item 6 of this Statement.  Such rights may give the Reporting Persons the ability to influence control of the Issuer, including the ability to elect a majority of the Issuer’s board of directors.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Common Stock in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of all or a portion of the Note or some or all of any shares of Common Stock issued upon full or partial conversion of the Note or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, except to the extent of any changes necessary or appropriate to enable the Issuer to fulfill its obligations and commitments under the Note; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter‑dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)   The following disclosure assumes that there are 11,064,664 shares of Common Stock outstanding as of March 28, 2017, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2017.

As of the date of this filing, neither Eliasch nor Santiago holds any outstanding shares of the Issuer’s Common Stock.  However, Santiago has the right to acquire up to 77,500,000 shares of Common Stock upon conversion of the Note at a conversion price of $0.08 per share.  Assuming conversion of the Note in full, and assuming further that no warrants to purchase Common Stock or securities convertible into shares of Common Stock held by parties other than the Reporting Persons are exercised or converted, such shares would constitute approximately 87.5% of the shares of Common Stock that would be issued and outstanding following conversion in full of the Note.  Pursuant to its authority as the controlling person of Santiago, Eliasch may be deemed to indirectly beneficially own any shares of Common Stock attributable to Santiago.

(c)          Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the common stock during the past sixty (60) days.

(d)          Not applicable.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Voting Rights

The terms of the Note entitle Santiago or its successors or assigns (the “Holder”), with respect to all matters submitted to a vote of the shareholders of the Issuer, to vote on an as-converted basis.  The Issuer has agreed to take any and all actions as may be necessary, including, if necessary, amending the terms of its certificate of incorporation and bylaws, to provide the Holder the right to vote on an as-converted basis and to assure that the Holder is at all times entitled, if the Holder exercises its right to vote on an as-converted basis in full, to nominate and elect a majority of the members of the Issuer’s board of directors.

Protective Provisions

The terms of the Note further provide that, for so long as the Note remains outstanding, the Issuer will not (by amendment, merger, consolidation or otherwise) take any of the following actions without first obtaining the written approval of the Holder:

(i)
approve or consummate a transaction with any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity that is directly or indirectly controlling or controlled by or under direct or indirect common control with the Issuer;

(ii)	effect or approve any Liquidation Event (as defined in the Note);

(iii)
effect any alteration, repeal, change or amendment of the certificate of incorporation of the Issuer (except to the extent otherwise required to comply with the provisions of the Note), including any increase or decrease in the authorized capital stock of the Issuer, or to create, or authorize the creation of, any additional class or series of capital stock or securities of the Issuer;

(iv)	reclassify, alter or amend any existing security of the Issuer;

(v)	effect any authorization, creation or issuance of (or any obligation to authorize, create or issue) any equity securities of a subsidiary of the Issuer to any third party;

(vi)
create or authorize the creation of any debt security or instrument or otherwise incur new indebtedness of any kind (other than pursuant to credit facilities of the Issuer existing on the issuance date of the Note);

(vii)	amend, change, waive or otherwise alter the Issuer’s bylaws (except to the extent otherwise required to comply with the provisions of the Note);

(viii)
adopt or amend any Issuer equity incentive plan, including any amendment to increase the number of shares of Common Stock reserved for issuance pursuant to any Issuer stock plan, equity incentive plan, restricted stock plan or other similar arrangement;

(ix)	purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Issuer;

(x)	use any available cash at the Issuer or any of its subsidiaries, other than net cash provided by operating activities, for working capital;

(xi)	effect any change in the authorized number of directors of the Issuer;

(xii)	commence or consummate any public offering;

(xiii)	effect any sale, transfer or other disposition, in a single transaction or series of related transactions, of more than $[10,000] of the assets of the Issuer and its subsidiaries;

(xiv)	approve any annual budget or any material deviation therefrom; or

(xv)	make any changes to the executive officers of the Issuer, including, but not limited to, those individuals performing the chief executive, financial, legal and accounting functions.

For the purposes of the foregoing provisions, any reference to the Issuer will be deemed to include any subsidiary of the Issuer.

Registration Rights

The Issuer and Santiago have entered into a registration rights agreement, dated as of April 28, 2017 (the “Registration Rights Agreement”).  Pursuant to the Registration Rights Agreement and subject to the terms and conditions therein, within 30 days of April 28, 2017, the Issuer shall prepare and file with the Securities and Exchange Commission a “resale” registration statement (the “Registration Statement”) providing for the resale of the number of shares of Common Stock issuable to the Holder upon conversion of the Note (the “Registrable Securities”) pursuant to an offering to be made on a continuous basis under Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).  The Issuer’s obligation as described in the preceding sentence is subject to limited exceptions specified in the Registration Rights Agreement.  The Issuer has agreed to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act and to keep the Registration Statement continuously effective under the Securities Act until the earlier of (x) the date when all Registrable Securities covered by such Registration Statement have been sold or (y) the date on which all Registrable Securities then held by Santiago, or which may be acquired by Santiago upon conversion of the Note, may be sold without restriction pursuant to Rule 144 under the Securities Act.  The Issuer has further agreed, upon the written demand of Santiago, facilitate in the manner described in the Registration Rights Agreement a “takedown” of Registrable Securities off of the Registration Statement.

Subject to limited exceptions, the Issuer will pay the registration expenses incident to the performance of or compliance with the Registration Rights Agreement but will not be responsible for any underwriters’, brokers’ and dealers’ discounts and commissions, transfer taxes or similar fees incurred by Santiago in connection with the sale of the Registrable Securities.

The Registration Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify Santiago in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and Santiago is obligated to indemnify the Issuer for material misstatements or omissions attributable to it.

The Registration Rights Agreement will terminate on the earlier (i) the first date on which no Registrable Securities are outstanding or are issuable upon conversion of the Note; and (ii) the fifth anniversary of the effective date of the Registration Statement; provided, however, that the parties’ rights and obligations under the indemnification provisions of the Registration Rights Agreement shall continue in full force and effect in accordance with their respective terms.

The foregoing descriptions of the Note and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Note and the Registration Rights Agreement, copies of which are included in this Statement as Exhibits 2 and 3, respectively, and are incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among Johan Eliasch and Santiago Business Co. International Ltd.
2.	10% Senior Secured Convertible Note due April 28, 2017 in the principal amount of $6,200,000
3.	Registration Rights Agreement, dated as of April 28, 2017, between Tempus Applied Solutions Holdings, Inc. and Santiago Business Co. International Ltd.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2017

Johan Eliasch

/s/ Johan Eliasch
Johan Eliasch

Santiago Business Co. International Ltd.

By:	Talbot Directors Limited
Its director

By:	/s/ Guy Austin Wiltcher
	Name:	Guy Austin Wiltcher
	Title:	Director, Talbot Directors Limited

Schedule I

The name, address, citizenship (jurisdiction of organization), position with the Reporting Person and present principal occupation of each of the executive officers and directors of Santiago Business Co. International Ltd. are set forth below.

Name	Address	Citizenship (jurisdiction of organization)	Position with Reporting Person	Principal Occupation
Talbot Directors Limited	18 Athol Street Douglas Isle of Man IM1 1JA	Isle of Man	Director	Director

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among Johan Eliasch and Santiago Business Co. International Ltd.
2.	10% Senior Secured Convertible Note due April 28, 2017 in the principal amount of $6,200,000
3.	Registration Rights Agreement, dated as of April 28, 2017, between Tempus Applied Solutions Holdings, Inc. and Santiago Business Co. International Ltd.